UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

trivago N.V.

(Name of Issuer)

Class A Shares, nominal value of €0.06 per share

(Title of Class of Securities)

89686D105 (for American Depositary Shares, each representing one Class A Share)

(CUSIP Number)

PAR Investment Partners, L.P.

200 Clarendon Street, 48th Floor

Boston, MA 02116

Attn: Steven M. Smith

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89686D105

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,105,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,105,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,105,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The percent of class was calculated based on the sum of (i) 30,995,322 Class A Shares issued and outstanding as of June 30, 2018, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 25, 2018, plus (ii) 7,000,000 Class A Shares resulting from the conversion of Class B Shares, nominal value of €0.60 per share, as described in Item 4 of this report.

CUSIP No. 89686D105

1.	Names of Reporting Persons. PAR Group II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,105,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,105,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,105,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89686D105

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,105,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,105,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,105,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.5% (1)
14.	Type of Reporting Person (See Instructions) CO

Item 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Class A Shares, nominal value of €0.06 per share (the “Class A Shares”) of trivago N.V. (the “Issuer”). The address of the Issuer’s principal executive office is Kesselstraße 5-7, 40221 Düsseldorf, Federal Republic of Germany. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Class A Shares reported in this Schedule 13D are represented by an equal number of American Depositary Shares (“ADSs”) that are held directly by PAR Investment Partners, L.P.

Item 2. IDENTITY AND BACKGROUND

(a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group II, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account. The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners. The sole general partner of PAR Group is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group. The principal business address of each of the Reporting Persons is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

Paul A. Reeder, III is the President and sole director of PAR Capital Management. Steven M. Smith is the Chief Operating Officer and General Counsel of PAR Capital Management. The principal business address of Messrs. Reeder and Smith is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States. PAR Investment Partners and PAR Group are Delaware limited partnerships and PAR Management is a Delaware corporation.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

PAR Investment Partners used approximately $65,758,086 (including brokerage commissions) of the working capital of PAR Investment Partners in the aggregate to purchase Class A Shares reported in this Schedule 13D. Such Class A Shares are or may be held from time to time by PAR Investment Partners in margin accounts established with its brokers or banks and a portion of the purchase price for the Class A Shares may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Class A Shares, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4. PURPOSE OF TRANSACTION

On September 17, 2018, PAR Investment Partners purchased 7,000,000 ADSs, representing an equal number of Class A shares (the “Acquired Shares”), from Peter Vinnemeier and Malte Siewert (the “Selling Shareholders”), founders and former managing directors of the Issuer, pursuant to a Stock Purchase Agreement dated September 14, 2018. The Acquired Shares were purchased at a price of $4.47 per ADS in a private transaction that was exempt from registration under the U.S. Securities Act of 1933, as amended. PAR Investment Partners purchased the Acquired Shares, as well as its previously acquired Class A Shares, for investment purposes in the ordinary course of business. In connection with but prior to the purchase of the Acquired Shares, the Selling Shareholders converted a portion of their Class B Shares, nominal value of €0.60 per share, into Class A Shares, resulting in an increase in the total number of outstanding Class A Shares by an amount equal to 7,000,000 shares.

In connection with such investment, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of the Class A Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the Class A Shares or such other securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of September 18, 2018, PAR Investment Partners may be deemed to beneficially own 13,105,000 Class A Shares, representing approximately 34.5% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

As of September 18, 2018, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 13,105,000 Class A Shares, representing approximately 34.5% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

As of September 18, 2018, PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 13,105,000 Class A Shares, representing approximately 34.5% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

The percentage of Class A Shares beneficially owned as set forth above is based on the sum of (i) 30,995,322 Class A Shares issued and outstanding as of June 30, 2018, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 25, 2018, plus (ii) 7,000,000 Class A Shares resulting from the conversion of Class B Shares, nominal value of €0.60 per share, as described in Item 4 of this report.

(c) Other than as described in Item 4 of this report, there were no transactions by the Reporting Persons relating to the Class A Shares effected during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

PAR Investment Partners holds a portion of its assets, which may include the Issuer’s securities, in prime brokerage accounts at various institutions, which accounts provide PAR Investment Partners with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer’s securities owned by PAR Investment Partners are held from time to time in such prime broker accounts, they may be subject to such counterparty rights.

PAR Investment Partners has entered into cash settled equity swap and other similar derivatives transactions and contracts with one or more counterparties, the value of which is based in whole or in part on the value of the ADSs representing the Class A Shares. PAR Investment Partners has modified, added to and/or unwound certain of such contracts, and expects to do so in the future, including at times when it may be purchasing or selling Class A Shares that PAR Investment Partners beneficially owns. The profit and loss on such contracts is wholly or partially referenced to, and therefore calculated based on, the market value of the Class A Shares, the relative value of such securities in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Class A Shares may be included, or a combination of any of the foregoing.

The equity swap contracts described above do not, and will not at any time, give the Reporting Persons voting or dispositive power over any Class A Shares referenced thereby. Accordingly, the Reporting Persons disclaim beneficial ownership in any Class A Shares that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

As of the date of this report, the equity swap contracts described above give PAR Investment Partners economic exposure to an additional 4,482,840 Class A Shares. 2,623,000 of such swaps mature on April 5, 2021, and 1,859,840 mature on April 27, 2022. The reference prices for such swaps range from $4.69 to $6.52. The Reporting Persons do not have voting power or dispositive power with respect to the Class A Shares referenced in such swaps and disclaim beneficial ownership of the Class A Shares underlying such swaps.

The Reporting Persons have agreed with the Issuer that, except under certain circumstances, they may not directly or indirectly transfer, sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any of the Acquired Shares until March 17, 2019.

Except as otherwise set forth in this report, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated September 18, 2018 is filed as Exhibit 99.1 hereto.

Exhibit 99.2	Stock Purchase Agreement, dated September 14, 2018, by and between PAR Investment Partners, L.P., Malte Siewert and Peter Vinnemeier

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2018

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group II, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP II, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

Exhibit 99.1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

In evidence whereof, each of the undersigned, being duly authorized, has executed this Joint Filing Agreement as of September 18, 2018.

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group II, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP II, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

Exhibit 99.2

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of September 14, 2018 (the “Effective Date”), by and between PAR Investment Partners, L.P., a Delaware limited partnership (the “Purchaser”), Malte Siewert (“Siewert”) and Peter Vinnemeier (“Vinnemeier” and, together with Siewert, the “Sellers” and each, a “Seller”).

WHEREAS, the Sellers desire to sell, and the Purchaser desires to buy, an aggregate of seven million (7,000,000) Class A shares, nominal value of €0.06 per share (the “Class A Shares”), represented by an equal number of American Depositary Shares (“ADSs”), of trivago N.V., a Dutch public limited company (naamloze vennootschap) (the “Company”), at a price per share of Four U.S. Dollars and Forty-Seven Cents ($4.47) (the “Per Share Purchase Price”) on the terms and conditions set forth in this Agreement. It is the intention of the parties to this Agreement that the transaction contemplated by this Agreement (the “Transaction”) be a private sale of securities that is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(7) of the Securities Act and pursuant to the satisfaction of the conditions for the so-called “Section 4 (1 1⁄2)” private resale exemption.

In consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE SHARES

Section 1.1 Purchase and Sale of Shares. Subject to and in reliance upon the representations, warranties, terms and conditions of this Agreement, each Seller hereby agrees to sell, transfer and assign to the Purchaser, free and clear of all Liens, all of such Seller’s right, title and interest in and to the number of Class A Shares set forth opposite such Seller’s name on Annex I to this Agreement, and the Purchaser hereby agrees to purchase such Class A Shares from the Sellers at a price per Class A Share equal to the Per Share Purchase Price, for an aggregate purchase price of Thirty-One Million Two Hundred and Ninety Thousand U.S. Dollars ($31,290,000) (the “Purchase Price”), of which Six Million, Seven Hundred and Five Thousand U.S. Dollars ($6,705,000) shall be payable to Siewert and Twenty-Four Million, Five Hundred and Eighty Five Thousand U.S. Dollars ($24,585,000) shall be payable to Vinnemeier. The Class A Shares acquired by the Purchaser pursuant to this Agreement are referred to herein as the “Shares”.

Section 1.2 The Closing. The closing of the Transaction (the “Closing”) shall take place, subject to the conditions set forth in Section 1.3 below, on the Closing Date. On the Closing Date, (a) each Seller shall (i) transfer the Shares to be sold by such Seller hereunder to the Purchaser by book-entry (it being understood that the books and records of the depositary for the ADSs may identify the ADSs representing the Shares as “restricted” and contain a stop-transfer notation and legend to that effect, subject to the terms of the Cooperation Agreement described in this Section 1.2), and (ii) deliver to the Purchaser all other documents and instruments necessary to vest in the Purchaser all of such Seller’s right, title and interest in and to such Shares, free and clear of all Liens, and (b) the Purchaser shall deliver to each Seller the applicable portion of the Purchase Price by wire transfer of immediately available funds to an account designated by the applicable Seller.

Section 1.3 Conditions to Closing.

(a)	Each of the representations and warranties of each of the Sellers set forth in Article II shall be true and correct in all respects on and as of the Closing Date.

(b)	Each of the representations and warranties of the Purchaser set forth in Article III shall be true and correct in all respects on and as of the Closing Date.

(c) (i)

There shall be no threatened or pending action by or before any governmental authority or arbitrator seeking to restrain, prohibit or invalidate the transactions contemplated hereby or seeking monetary relief against the Purchaser or either of the Sellers by reason of the consummation of such transactions, and there shall not be in effect any injunction, order or decree which has such effect, and (ii) there shall have been no applicable Law adopted that makes consummation of the Transaction illegal, restrained or prohibited.

(d)	The Company shall not have received a delisting notification from The Nasdaq Stock Market LLC with respect to the ADSs representing the Class A Shares;

(e)

The Company and the Purchaser shall have entered into an agreement (the “Cooperation Agreement”) pursuant to which (A) the Purchaser acknowledges that the books and records of the depositary for the ADSs may identify the ADSs representing the Shares as “restricted” and contain a stop-transfer notation and legend evidencing the fact that the Shares were transferred to the Purchaser in a transaction that did not require registration under the Securities Act, and (B) the Company agrees to cause the Shares to be represented by unrestricted ADSs that are freely transferable (and, for the avoidance of doubt, to remove such stop-transfer notation and legend to cause the ADSs representing the Shares to be freely transferable), effective (x) in connection with a sale of such Shares by the Purchaser, promptly on request of the Purchaser after a holding period of six months following the Closing Date has elapsed or (y) promptly after a holding period of one year following the Closing Date has elapsed, in each of (x) and (y) provided that the Purchaser makes the representations and provides such additional cooperation as is required under the terms of the Cooperation Agreement.

(f)

The Company shall have entered into a restricted ADS facility with Deutsche Bank Trust Company Americas, as depositary, for the purpose of accepting the deposit of the Shares (the “Restricted ADS Facility”).

(g)

The Company shall have delivered a “no registration” opinion of Cleary Gottlieb Steen & Hamilton LLP addressed to the Purchaser with customary assumptions and qualifications to the effect that the sale of the Shares pursuant to this Agreement does not require registration under the Securities Act.

Section 1.4 Certain Definitions.

(h)	“Action” means any action, suit, proceeding, claim, arbitration, litigation or investigation, in each case by or before any Person.

(i)

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

(j)

“Closing Date” means September 17, 2018, being the date by which all the conditions set forth in Section 1.3 shall have been satisfied or waived by the Sellers or the Purchaser, as the case may be, or such other date as the parties may otherwise agree in writing.

(k)

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

(l)	“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

(m)

“Lien” means any mortgage, lien, pledge, charge, security interest, adverse claim, restriction on transfer, or other encumbrance (except for those restrictions on transfer and encumbrances set forth in Section 3.5 (Blue Sky Laws; Future Transfer) herein).

(n)

“Person” means any individual, corporation, partnership, limited liability company, trust, unincorporated association, governmental entity or any agency, instrumentality or political subdivision of any governmental entity, or any other entity or body.

(o)

“Representatives” means, with respect to a Person, such Person’s Affiliates, and the directors, officers, managers, stockholders, members, principals, partners, employees, agents, attorneys, accountants and other advisors and Representatives of such Person or any of its Affiliates.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby represents and warrants to the Purchaser as follows:

Section 2.1 Authority and Approvals. Such Seller has the power and authority to enter into and perform its obligations under this Agreement, and all action necessary on their respective parts to authorize the execution, delivery and performance of this Agreement and the consummation of the Transaction has been duly and validly taken. The Agreement has been duly and validly executed and delivered by such Seller. Assuming this Agreement constitutes a valid and binding agreement of the Purchaser, this Agreement constitutes a valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies. The Shares are duly authorized, validly issued, fully paid and non-assessable. Assuming the accuracy of the representations and warranties of the Purchaser in this Agreement, the Shares will be transferred in compliance in all material respects with all applicable federal and state securities laws and the rules.

Section 2.2 The Shares. Such Seller is the sole record and beneficial owner of the Shares set forth opposite such Seller’s name on Annex I to this Agreement. Except for this Agreement, there is no agreement, arrangement or understanding with any other Person regarding the sale or transfer of any of such Seller’s Shares, and there exist no Liens, options, proxies or voting agreements of any kind affecting such Shares, other than (i) any restrictions on transfer that may be imposed by the Securities Act, and (ii) the provisions of Article 6 (Restrictions on Transfer) set forth in that certain Amended and Restated Shareholders’ Agreement, dated December 15, 2016, to which each Seller is a party (the “Shareholders’ Agreement”), which provisions have been satisfied or waived in full or otherwise rendered inapplicable to the Transaction. There are no preemptive or similar rights associated with such Shares or the Class A Shares that would be implicated in connection with the Transaction. Upon transfer of such Shares to the Purchaser at the Closing against payment of the Purchase Price, the Purchaser will acquire ownership of such Shares, free and clear of all Liens other than any restrictions on transfer that may be imposed by the Securities Act.

Section 2.3 Investment Purpose. Such Seller represents that it is selling such Shares, as principal, for its own account and not as a broker or agent for another party, and not in connection with a distribution of the Shares within the meaning of the Securities Act.

Section 2.4 No General Solicitation. Such Seller acknowledges that (a) at no time have they presented the Purchaser with or solicited the Purchaser through any publicly issued or circulated newspaper, mail, radio, television or other form of general advertisement or solicitation in connection with the sale and transfer of the Shares; (b) the Purchase Price was determined through private arm’s length negotiations between the Purchaser and such Seller, and neither the Purchaser nor such Seller is under any obligation or compulsion to enter into this Agreement; and (c) the Purchaser has not required such Seller, as a condition to entering into this Agreement, to sell a particular number of Class A Shares.

Section 2.5 Conflicts. The execution, delivery and performance of this Agreement does not and will not (i) violate, conflict with, or result in the breach, acceleration, default or termination of, or otherwise give any other contracting party the right to terminate, accelerate, modify or cancel any of the terms, provisions, or conditions of any material agreements or instruments to which such Seller is a party or by which such Seller or such Seller’s Shares are bound (including without limitation, the Shareholders’ Agreement), or (ii) constitute a violation of (x) any material applicable law, rule or regulation, or (y) any judgment, order, injunctive, award or decree of any court, administrative agency or other governmental authority known to and applicable to such Seller.

Section 2.6 Broker’s Fees. Such Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transaction.

Section 2.7 No Bad Actors. Neither such Seller nor, to such Seller’s knowledge, any person that has been or will be paid (directly or indirectly) remuneration or a commission for such person’s participation in the offer or sale of such Seller’s Shares, including solicitation of purchasers for such Seller, is subject to an event that would disqualify an issuer or other covered person under Rule 506(d)(1) of Regulation D or is subject to a statutory disqualification described under Section 3(a)(39) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to each Seller as follows:

Section 3.1 Authority and Approval. The Purchaser has the power and authority to enter into and perform its obligations under this Agreement, and all action necessary on the part of the Purchaser to authorize the execution, delivery and performance of this Agreement and the consummation of the Transaction has been duly and validly taken. This Agreement has been duly and validly executed and delivered by the Purchaser. Assuming this Agreement constitutes a valid and binding obligation of the Sellers, this Agreement constitutes a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

Section 3.2 Investment Purpose. The Purchaser represents that it is buying the Shares (a) as principal, for its own account for investment only and not as a broker or agent for another party and (b) not with a view or any present intention toward effecting a distribution or resale in violation of any applicable securities laws. The Purchaser is an “accredited investor” as such term is defined in Regulation D of the Securities Act and has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of acquiring the Shares. The Purchaser was not formed for the specific purpose of acquiring the Shares. By executing this Agreement, the Purchaser represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or any third person with respect to the Shares.

Section 3.3 No General Solicitation, etc. The Purchaser acknowledges that (a) neither the Sellers nor any of their respective Representatives has either directly or indirectly, including through a broker or finder engaged in any general solicitation relating to the sale of the Shares; (b) the Purchase Price was determined through private arm’s length negotiations between the Purchaser and the Sellers and neither the Purchaser nor any Seller is under any obligation or compulsion to enter into this Agreement; and (c) the Sellers have not required the Purchaser, as a condition to entering into this Agreement, to purchase a particular number of Class A Shares.

Section 3.4 Conflicts. The execution, delivery and performance of this Agreement will not (i) violate, conflict with, or result in the breach, acceleration, default or termination of, or otherwise give any other contracting party the right to terminate, accelerate, modify or cancel any of the terms, provisions, or conditions of the organizational documents of the Purchaser or any material agreements or instruments to which the Purchaser is a party or by which it is bound, or (ii) constitute a violation of (x) any material applicable law, rule or regulation, or (y) any judgment, order, injunctive, award or decree of any court, administrative agency or other governmental authority known to and applicable to the Purchaser.

Section 3.5 Restricted Securities; Future Transfer. The Purchaser acknowledges and agrees that the Shares have not been registered under the Securities Act or qualified under any state security laws (“Blue Sky Laws”) and may not be sold, pledged or otherwise transferred by the Purchaser without compliance with the registration provisions of the Securities Act or an exemption therefrom. The Purchaser acknowledges that the Shares are being transferred hereby under an exemption from the registration and qualification requirements of the Securities Act and Blue Sky Laws which imposes certain restrictions on the Purchaser’s ability to transfer the Shares, which exemption depends upon, among other things, the bona fide nature of Purchaser’s investment intent as expressed herein. The Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act, including without limitation, the applicable holding periods thereunder.

Section 3.6 Broker’s Fees. The Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transaction.

Section 3.7 No Bad Actors. Neither the Purchaser nor, to the Purchaser’s knowledge, any person that has been or will be paid (directly or indirectly) remuneration or a commission for the Purchaser’s participation in the Transaction, including solicitation of sale for the Purchaser, is subject to an event that would disqualify an issuer or other covered person under Rule

506(d)(1) of Regulation D or is subject to a statutory disqualification described under Section 3(a)(39) of the Exchange Act. The Purchaser also agrees to notify the Company if the Purchaser or any person or entity in control of the Purchaser becomes subject to such disqualification (so long as the Purchaser of such person beneficially owns any Shares).

Section 3.8 Investment Experience; Excluded Information; Etc.

(a) The Purchaser (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, risks and suitability of the Transaction, (ii) is able to bear the risk of an entire loss of its investment in the Shares, and (iii) is consummating the Transaction with a full understanding of all of the terms, conditions and risks and willingly assumes those terms, conditions and risks.

(b) The Purchaser has reviewed the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and such other subsequent public filings of and submissions by the Company to the SEC as it and its advisers deemed necessary and appropriate for it to make its decision to enter into this Agreement.

(c) The Purchaser has conducted an independent investigation of such matters as, in its judgment, it deemed necessary and appropriate for it to make an informed investment decision and has evaluated the merits and risks of the Transaction based exclusively on its own independent review and consultations with its own investment, legal, tax, accounting and other advisers. The Purchaser has made its investment decision to enter into this Agreement and to consummate the transactions contemplated hereby without reliance on any representation or statement of the Company or either of the Sellers, other than those set forth in this Agreement.

(d) Except as set forth in this Agreement, none of the Sellers nor their respective agents (i) has been requested to or has provided the Purchaser with any information or advice with respect to the Shares, or (ii) has made or makes any representation or warranty as to the Company.

(e) The Purchaser expressly acknowledges that (i) the Sellers currently may have, and later may come into possession of, material nonpublic information with respect to the Company including, without limitation, with respect to its capital stock, business, assets, liabilities, results of operations and future prospects (including historic and projected financial and other information) that has not been disclosed or that is not known to the Purchaser and that may impact the value of the Shares or may be material to a decision to sell the Shares (the “Excluded Information”), (ii) the Purchaser has determined to enter into this Agreement notwithstanding its lack of knowledge of the Excluded Information and (iii) neither of the Sellers shall have any liability to the Purchaser, and the Purchaser hereto waives and releases any claims that it might have against either of the Sellers hereto whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Excluded Information in connection with the sale of the Shares and the Transaction, including any right to rescind or invalidate the transfer of the Shares.

(f) The Purchaser has the capacity to protect its own interests in connection with the Transactions by reason of the Purchaser’s business or financial experience.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Termination. This Agreement may be terminated at any time prior to the Closing by (i) the mutual written consent of the Purchaser and the Sellers, or (ii) by either the Purchaser or the Sellers if the Closing shall not have occurred by September 19, 2018.

Section 4.2 Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, including, but not limited to, any fees payable to an agent, broker, investment or commercial banker, person or firm acting on behalf of or under the authority of such party who is entitled to any such fee or any other commission or fee directly or indirectly in connection with the Transaction. Notwithstanding the foregoing, the Purchaser shall not be obligated to pay any of the costs or expenses incurred by the Company or the Seller in connection with (i) the establishment of a restricted ADS facility to facilitate the transfer of the Shares from the Sellers to the Purchaser, (ii) the deposit of the Shares into such restricted ADS facility or any other ADS facility maintained on the Company’s behalf in connection with such transfer and (iii) the transfer of the Shares from such restricted ADS facility to the Company’s unrestricted ADS facility (or such other procedure pursuant to which the ADSs representing the Shares are designated as freely transferable ADSs) and the removal of any stop-transfer notation and/or restrictive securities legends in connection therewith.

Section 4.3 Severability. If any provision of this Agreement shall be held invalid or unenforceable, each other provision hereof shall be given effect to the extent possible without such invalid or unenforceable provision and to that extent, the provisions of this Agreement shall be severable.

Section 4.4 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered personally, mailed by certified or registered mail, postage prepaid, or sent by facsimile, with confirmation of receipt, addressed to such address set forth on the signature page hereto. All such notices, requests, demands and other communications shall, when mailed (registered or certified mail, return receipt requested, postage prepaid), or personally delivered, be effective seven days after deposit in the mails or when personally delivered, respectively, addressed as aforesaid, unless otherwise provided herein and, when telecopied, shall be effective upon actual receipt.

Section 4.5 Modifications, Consents and Waivers. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. Any party hereto may waive compliance, with respect to any obligations owed to such party, with any provision of this Agreement. Any such waiver hereunder shall be effective only if made in a writing signed by the party to be charged therewith and only in the specific instance and for the purpose for which given. No failure or delay on the part of any party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any further exercise thereof or the exercise of any other right, power or privilege.

Section 4.6 Governing Law; Consent to Jurisdiction; Jury Waiver. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof. Each party irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware for the purposes of any Action (whether based on contract, tort or otherwise) directly or indirectly arising out of or in connection with this Agreement or the Transaction. Each party agrees (a) to commence any such Action in such courts and (b) that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth on the signature page hereto shall be effective service of process with respect to any matters to which it has submitted to jurisdiction in this Section 4.6. Each party irrevocably and unconditionally waives (i) any objection to the laying of venue of any such Action in such courts, or that any such Action brought in any such court has been brought in an inconvenient forum, and (ii) all right to trial by jury in any such Action.

Section 4.7 Execution in Counterparts. This Agreement may be executed by the parties individually or in counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

Section 4.8 Successors and Assigns; Transfer of Shares. Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

Section 4.9 Headings. Article and section headings used in this Agreement are for convenience only and shall not affect the interpretation or construction of any provision of this Agreement.

Section 4.10 Entire Agreement. This Agreement and the Exhibits hereto contain the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior or contemporaneous discussions, agreements and understandings relating to such subject matter.

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IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be executed as of the date first above written.

PURCHASER:

PAR INVESTMENT PARTNERS, L.P.

By: PAR Group II, L.P., its General Partner
By: PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

Address:

200 Clarendon Street, 48th Floor
Boston, MA 02116
Attention: Steven M. Smith, COO and GC

SELLERS:

/s/ Malte Siewert
Name: Malte Siewert

Address:

c/o trivago N.V.
Kesselstraße 5 - 7 40221 Düsseldorf, Germany

/s/ Peter Vinnemeier
Name: Peter Vinnemeier

Address:

c/o trivago N.V.
Kesselstraße 5 - 7 40221 Düsseldorf, Germany

Annex I

Seller Name	Number of Shares
Malte Siewert	1,500,000
Peter Vinnemeier	5,500,000